ASX/Media RELEASE	31 July 2006

pSivida Quarterly Cashflow – June 2006
Commentary and Highlights
Focusing business around late-stage product portfolio

Boston, MA. and Perth, Australia - Global bio-nanotech company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to release its quarterly cashflow statement for the period ended June 30, 2006.

Cash flow

The net operating cash outflow for the quarter was AU$7.4 million (US$5.5 million), of which AU$4.0 million (US$3.0 million) related directly to research and development.

Novartis Pharmaceutical Corporation (NVS - NYSX) became a co-marketing partner for Bausch & Lomb (BOL - NYSX) for RetisertTM in the US late in the first quarter of this calendar year. The Company believes that RetisertTM revenues do not yet reflect the full impact of Novartis, as this co-marketing partnership was only recently signed. Royalty revenue for the fiscal quarter ended June 30, 2006 is expected to total approximately AU$336,000 (US$250,000). However, this amount is reduced by 50% in accordance with an advance royalty agreement the Company entered into with Bausch & Lomb in June 2005.

In the quarter ending September 30, 2006, the Company will redeem US$2.5 million of the Convertible Notes issued to Castlerigg Master Investments as more fully described in our ASX release dated July 17, 2006, in connection with an Amendment to the Convertible Note held by that entity. In a separate announcement today, the Company announced the new issue of new AU$8.5 million (US$6.5 million) Convertible Notes.

Operational Restructure

The Company is making operational changes to bring about significant cost savings to make more efficient use of resources by directing resources away from its earlier stage, higher risk research activities and reducing spending in these areas. To this end, the research operation located in our facilities in Malvern, UK is being reduced. The Company will move to reduce corporate overhead and reliance on external consultants as it moves its head office from Perth, Australia to Boston over the coming months.

MedidurTM

MedidurTM is in pivotal phase III clinical trials for diabetic macular edema (DME) and continues on schedule in the US, Canada, Europe and Asia. The Company has partnered with Alimera Sciences to develop MedidurTM for DME. DME is the leading cause of blindness among Americans under the age of 65 affecting some 500,000 people and is characterized by a swelling of the retina and loss of vision. Currently, the only FDA approved treatment is laser therapy in which holes are burned into the macula with a laser. This treatment is often ineffective or generally provides only temporary benefit. There are no approved drug therapies for the treatment of DME.

MedidurTM is also being evaluated in other programmes funded by two of the five largest pharmas, one of the largest medical device companies and smaller biotech companies for the delivery of their respective proprietary compounds. Two of these programmes have entered key pre-clinical in vivo evaluation. The Company considers that the broader exploitation of this technology through funded collaborations potentially represents a fast-to-market solution for our pharma industry partners and a value-generating opportunity for the Company’s business.

Retisert™

Retisert™ is licensed to global eye care company, Bausch & Lomb, and co-marketed in the US by Novartis as a 30-month treatment for uveitis, a sight threatening condition that affects an estimated 175,000 Americans. We expect the co-promotion agreement between B&L and Novartis announced in February 2006 will increase the number of sales representatives dedicated to the promotion of Retisert™ which is covered by Medicare and Medicaid in the US and is priced at US$18,250. The Company receives royalties on all Retisert™ sales. Bausch & Lomb recently launched a website, www.retisert.com outlining important information about the product for both patients and providers.

BrachySilTM

Development of the BioSiliconTM delivery platform will focus on the leading clinical product BrachySilTM which is in multicentre phase IIb trials for primary liver cancer. The trial is being reset to optimise the protocol following valuable clinical experience and feedback gained in the first planned patient cohort. The study has provided essential clinical data to support determination of the optimum dose for the product and its effective delivery to larger tumours. Regulatory filing is expected in late 2009.

In parallel, the Company reports the successful preparation and approvals for the initiation of the planned European phase IIa trial of BrachySilTM in pancreatic cancer, a disease of high unmet clinical need and a significant potential market opportunity for this targeted oncology therapy.

The Company is presently in negotiation with potential licensees to share the cost of both the liver and pancreatic cancer trials now that these trials have entered more advanced stages of the development process.

BioSiliconTM

The application of BioSiliconTM for drug delivery applications will focus on partner-funded R&D programmes, where the Company is negotiating additional evaluation agreements.

The BioSiliconTM platform has been further enhanced by the demonstration of adjuvant properties as described in an announcement during the quarter as well the demonstration of key imaging properties by our subsidiary, AION Diagnostics.

The Company continues to seek partners for the development of non-core areas particularly in the area of wound management.

pSiNutria

The Company has been reducing to practice key technology to support potentially promising products in the food and nutraceutical area following upon the review conducted with Lux Research Inc. of New York.

AION Diagnostics

The Company is considering strategic alternatives with respect to its interest in AION, including a partial sale of its interest to raise additional cash. Additionally, the Company stands to receive potential revenue from its license to AION of BioSiliconTM technology for use in diagnostic products.

SEC Registration

The Company is preparing registration statements related to resales of shares issued or issuable pursuant to the August 2005 PIPE, the November 2005 Convertible Note and the December 2005 acquisition of Control Delivery Systems (CDS) and progressing through the SEC comment process. The timing of this process has been affected by Australia’s migration from Australian equivalent Generally Accepted Accounting Principles (A-GAAP) to the requirement that historical financial statements be reported using Australian equivalents to International Financial Reporting Standards (A-IFRS) and the SEC’s requirement that the Company’s reports be reconciled to accounting principles generally accepted in the United States (US GAAP). No shares may be offered or sold by selling shareholders until the registration statements are declared effective or pursuant to an exemption from registration.

Share Registry

The share ownership has become more concentrated in the June quarter with the Top 10 shareholders reaching 76.5% of total shares on issue. European and US based shareholdings continue to grow and combined represent a majority of the share register.

External Consultants

The Company has renewed a mandate with Bio IB in New York for assistance in licensing agreements including advancing current material evaluation agreements to the next stage as well as assisting in the potential sale of certain intellectual property assets to maximize returns on our R&D platform.

Janney Montgomery Scott LLC in the US have been mandated on up to a 9 month term to assist in restructuring the Company as a US entity to remove the current dual reporting structure in US GAAP and A-IFRS and its associated accounting overhead as well as assisting with additional financing. Janney Montgomery Scott will also collaborate with Bio IB.

The Company has appointed London based Navigator Asset Management Ltd on a 10 month term on a monthly retainer, payable in advance and a one-off issue of warrants over ADSs to advise on strategies to manage the potential restructuring, redemption and/or repayment of the Company’s Convertible Notes, if any, and to advise on any capital market products the Company may be offered.

Shareholder Extraordinary Meeting

The Company intends to call an extraordinary meeting of shareholders in Perth, Australia, in the first half of September to obtain shareholder approval of the issue of shares underlying the ADS conversion and Warrant issues under the new US$6.5 million Convertible Note separately announced today, and to ratifying the future issue of additional shares underlying the revised ADS conversion and Warrant issue under the existing Convertible Notes. If the shareholders approve both issues, the Company’s 15% pool of shares available for future issuance will be restored.

Post Quarter Highlights and Announcements

pSivida amends subordinated convertible debentures

The Company signed an agreement with Sandell Asset Management Corporation, investment advisor to Castlerigg Master Investments (the Note Holder) to revise the terms of the Note Holder’s US$15,000,000 subordinated convertible debentures Subject to the completion of mutually satisfactory documentation

BioSilicon™ demonstrates Adjuvant properties for delivery of Vaccines

The novel drug delivery platform, BioSilicon™ has demonstrated the capability to act as an adjuvant when delivered with an antigen. BioSilicon™ alone does not stimulate the immune system. The BioSilicon-antigen combinations resulted in an enhanced immune response based on in vivo antibody responses. This finding opens up the potential for exploiting BioSilicon™ not only for the delivery of vaccines, but also enhancing the immune response to those vaccines. The global market for vaccines is estimated at $8 billion.

Voluntary Lock-up Period Expires On Acquisition Shares

The voluntary lock up period applied to the American Depositary Shares (ADSs) issued by the Company on the acquisition of CDS terminated on July, 1 2006. The termination did not apply to certain employee-held, non-vested ADSs which may not be sold for additional periods. The Company filed a registration statement on Form F-3 to register the resale of the ADSs issued in relation to the CDS acquisition with the Securities Exchange Commission and expects that the registration statement will be declared effective in the near future. The ADSs issued in the acquisition may only be sold pursuant to an effective registration statement or an exemption from registration.

Highlights and Announcements for the Quarter

pSivida Rights Issue Closure

Proceeds of AU$6,309,487 (US$4,795,209) before costs were raised through the issue of 10,515,811 new ordinary shares at an issue price of AU$0.60 per share. This represents a subscription of 22% of the total shares available for subscription under the Rights Issue,. A large number of shareholders reside outside Australia and were therefore ineligible to participate. US holders who were ineligible to participate own approximately 45% of the Company. Eligible Directors of the Company exercised their right to subscribe for ordinary shares. The Company elected not to place the shortfall subscription shares due to current US market conditions.

BioSilicon™ Breakthrough for pSivida's AION Diagnostics

Wholly owned US subsidiary, AION Diagnostics Inc, discovered a novel new property to pSivida’s nanotechnology platform, BioSiliconTM. The biomaterial was shown to be effectively visualized on four key imaging modalities; x-ray, ultrasound, CT and MRI. This discovery could eventually lead to AION Diagnostics being competitively positioned in the multi-billion dollar imaging agent market.

Medidur™ DME Programme: Government Approvals for International Phase III Trials

pSivida Limited and Alimera Sciences jointly announced that regulatory agencies in the UK, Canada and India have approved the commencement of Phase III clinical trials of the Medidur™ device for treatment of diabetic macular edema (DME). These international clinical sites were opened in conjunction with the sites already underway in the US. The Medidur development plan was already granted Fast Track status in the US by the Food and Drug Administration (FDA).

BrachySil™ Pancreatic Program: Regulatory Approval for European Human Trial

The Regulatory Agency in the UK (The Medicines and Healthcare Products Regulatory Agency or MHRA) granted approval to proceed with the first human study of BrachySil™ in pancreatic cancer through a phase IIa clinical trial. The six month clinical study in patients with inoperable pancreatic cancer will be undertaken at two leading centres of cancer treatment, Guys & St Thomas’ Hospital in London (UK) and Singapore General Hospital. The trial represents the “first-in-Man” safety study for BrachySil™ in this indication and is designed to enrol a total of 15 patients. The primary objective is to determine the safety of the targeted imaged-guided implantation of pSivida’s BrachySil™ product. Efficacy, as determined by CT scanning of the tumour size and overall survival, will be secondary endpoints. The findings will provide a platform for further multicentre efficacy and safety trials.

Boston based CFO and General Counsel appointed

Mr Michael J. Soja was appointed Vice President, Finance and Chief Financial Officer, and Ms Lori H Freedman was appointed Vice President, Corporate Affairs, General Counsel and Secretary. Both Mr Soja and Ms Freedman remain based at pSivida’s Boston facility in the US. Mr Aaron Finlay, who has served as pSivida’s Chief Financial Officer and Company Secretary remains in Australia to continue as the Company Secretary while pSivida is still an Australian company.

Positive European trial results for RetisertTM for Uveitis

Two year results from Bausch & Lomb’s European clinical trial of Retisert™ for the treatment of chronic non-infectious posterior segment uveitis showed the recurrence rate for uveitis was significantly lower in eyes receiving Retisert™ than in eyes receiving standard of care (systemic corticosteroid or other immunosuppressive agents). The study involved 146 patients across ten countries in Europe and the Middle East. These results were presented at the prestigious 6th International Symposium on Ocular Pharmacology and Therapeutics in Berlin that commenced on March 30, 2006.

pSivida signs new evaluation agreements for cardiovascular drug delivery

pSivida entered into an evaluation agreement with an undisclosed large medical device company to evaluate cardiovascular delivery of drugs using pSivida’s drug delivery technologies. The agreement demonstrated that pSivida’s drug delivery technologies are being evaluated in areas beyond ophthalmology and oncology treatments and follows recent announcements that pSivida had signed evaluation agreements with various companies, including large global pharmaceutical companies, to evaluate pSivida’s proprietary platform technology for their developmental compounds. pSivida has licensing agreements with Bausch & Lomb, Alimera Sciences and Beijing Med-Pharm and evaluation agreements with three of the five largest pharmaceutical companies in the world.

Retisert™ slows progression of Diabetic Retinopathy in DME trials

Additional two year trial results of Bausch & Lomb’s two randomized trials to evaluate the safety and efficacy of the RetisertTM implant in releasing fluocinolone acetonide in the management of Diabetic Macular Edema (DME) demonstrated that 30% of eyes receiving standard of care (repeat laser treatment) had a worsening of their Diabetic Retinopathy compared with only 10% of eyes receiving a RetisertTM implant. This was statistically significant. RetisertTM also reduced retinal thickening involving the fovea (the centre most part of the macula responsible for sharp, central vision) and led to a statistically significant three line improvement in vision. The trial results were presented at the prestigious 6th International Symposium on Ocular Pharmacology and Therapeutics in Berlin that commenced on the March 30, 2006.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and Technology Company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ (QQ.) was instrumental in discovering BioSiliconTM and pSivida’s strong relationship with QinetiQ includes access to its cutting edge research and development facilities.

This document contains forward-looking statements that involve risks and uncertainties. The statements reference potential products, applications and regulatory approvals. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of the Novartis co-marketing partnership to have a positive effect on Retisert revenues; the failure of the Company to come to agreement with its note holder on terms of an amendment; the failure of the company to successfully close a new issue of convertible notes; the failure of the Company to obtain the requisite shareholder approval to issue the new Convertible Notes; failure to obtain shareholder approval for the issue of shares underlying the ADS conversion and the Warrant issues under the new Convertible Note; the failure to complete the SEC review process and or obtain have its registration statements declared effective prior to the deadline for effectiveness or at all; the failure of the operational changes or restructuring changes to result in significant cost savings and efficiencies; the clinical trials for Medidur do not produce anticipated results and the Company is unable to secure funded collaborations for the product; the Company fails to reach agreement in its negotiations with potential licensees to share the cost of both the liver and pancreatic cancer trials, the Company’s failure to develop products in the food and nutraceutical areas and the Company’s inability to find a buyer for part of its interest in AION to raise additional cash; our inability to raise additional funds at favourable terms or any terms; our inability to repay the amended debentures; issues relating to share registration in the U.S. that may delay our registration. our inability to develop proposed products, including without limitation, in the drug delivery, wound healing, orthopaedics, and tissue engineering, diagnostics and food technology fields; failure of our evaluation agreements to result in license agreements; failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues; failure to complete negotiations for new centers for the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer; failure of our discussions with the FDA for BrachySil™ to continue or to lead to FDA approval; failure of the BrachySil™ phase IIb clinical trial for inoperable primary liver cancer to determine the optimal dose, provide key safety data or support future pivotal efficacy trials or product registration or approval; failure of the BrachySil™ primary liver programme that is in phase IIb clinical trials to provide a valuable platform for the development and commercialisation of BrachySil™ for pancreatic cancer and other indications; failure to commence phase IIa BrachySilTM trials for the treatment of pancreatic cancer; failure of the findings of the pancreatic cancer phase IIa trial to provide a platform for further multicentre efficacy and safety trials; failure of there to be optimisation and standardisation between our two  pancreatic cancer study centres; failure of the results of the Retisert™ for DME trial to be a good indicator of the results of pSivida’s ongoing phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; failure of Medidur™ to release fluocinolone acetonide at the same rate as Retisert™; our inability to recruit patients for the phase III Medidur™ for DME trial. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.